Exhibit 15.1

April 25, 2019

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

Dear Sir/Madam:

We hereby consent to the reference of our name under the heading “Item 4. Information on the Company—C. Organizational Structure” in X Financial’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”), which is filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.

We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/CM Law Firm